UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 26, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Fundrise West Coast Opportunistic REIT, LLC (the “Company”) recently acquired a tenancy-in-common interest in 5957 S Western Ave (the “W59 Controlled Subsidiary”), a 75,000 square foot mixed-use property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Other
Strategy	Opportunistic
Fund Ownership	Fundrise Equity REIT, LLC; Fundrise Growth eREIT II, LLC; Fundrise West Coast Opportunistic REIT, LLC; Fundrise Development eREIT, LLC

The Company recently acquired a tenancy-in-common interest in 4202 W Jefferson Blvd (the “W420 Controlled Subsidiary”), a 15,000 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

The Company recently acquired a tenancy-in-common interest in 4216 W Jefferson Blvd (the “W421 Controlled Subsidiary”), a 11,300 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

The Company recently disposed of a portion of its interest in 4801 W Jefferson Blvd (the “W480 Controlled Subsidiary”), a 23,000 square foot creative office property located in Los Angeles, CA.

Asset Summary

Location	Los Angeles, CA
Asset Type	Creative Office
Strategy	Opportunistic
Fund Ownership	Fundrise Development eREIT, LLC; Fundrise West Coast Opportunistic REIT, LLC

Following the transactions disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Creative Office	54%
Multifamily	33%
Other	13%

Fund Breakdown by Strategy

Category	Approximate Percent
Opportunistic	51%
Value Add	26%
Fixed Income	23%

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of  the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date: January 31, 2025